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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  U.S. Air Group, Inc.

Title of Class of Securities:  Series B Cumulative Convertible
Preferred Stock

CUSIP Number:  911905305

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  Mr. Dimitrijevic, c/o Everest Capital Limited, Corner House,
           20 Parliament St., Hamilton HM 12, Bermuda

     (Date of Event which Requires Filing of this Statement)

                          July 14, 1995

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this
statement   .  (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 911905305

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Everest Capital Limited

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Bermuda

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         611,099

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         611,099

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         611,099

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         14.3%

14. Type of Reporting Person

         CO

The purpose of this Amendment No. 1 Schedule 13D is to report that the ownership of Everest Capital Limited (the "Reporting Person") in the Series B Cumulative Convertible Preferred Shares, in U.S. Air Group, Inc. (the "Shares") has increased from 9.3% of the Shares outstanding to 14.3% of the Shares outstanding. The only items included herein are those that have changed since the filing of the original Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Person purchased the Shares, which are the subject of this Amendment No. 1 to Schedule 13D, on behalf of Everest Capital Fund, L.P. and Everest Capital
         International Ltd. for $22,108,744.

Item 5.  Interest in Securities of Issuer.

         (a) The Reporting Person is deemed to be the beneficially owner of 611,099 of the Shares which represents 14.3% of the Issuer's outstanding
              Shares.

         (b) The Reporting Person has sole power to vote and to dispose of the 611,099 Shares.

         (c) All transactions in the Shares effected by the Reporting Person since the filing of the original
              Schedule 13D were effected in open-market transactions and are set forth in Exhibit A hereto.

         (d)  No change.

         (e)  No change.


Item 7.  Material to be Filed as Exhibits.

         Exhibit A.   Schedule of Transactions in the Shares
                      made by the Reporting Person.







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         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 21, 1995
____________________________
Date


/s/ Marko Dimitrejevic
____________________________
Signature



Marko Dimitrejevic/President
____________________________
Name/Title



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                         EXHIBIT A

                 SCHEDULE OF TRANSACTIONS

                                       Price Per Share
                                         (Excluding
Date               Number of Shares      Commission)
____               _______________     _____________

6/27/95                  3,800              37.9178

6/28/95                 11,200              37.9978

7/14/95                199,999              37.0000







































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